Issuer Free Writing Prospectus

Filed Pursuant To Rule 433

Registration File No. 333-276599

Registration File No. 333-279302

Registration File No. 333-276762

Registration File No. 333-276763

Shield Suite :15 second video

VO: Market volatility can make your clients retirement planning SUPER: Super # 1* (remains on screen in bold throughout video)	VO: quite a ride.	VO: Our Shield Level Annuities Product Suite SUPER: Super #2**	VO: delivers a level of downside protection SUPER: Super #3***

VO: and provides growth opportunities in up markets SUPER: Super #3***	VO: by tracking the performance of market indices.	VO: Talk to your Brighthouse Financial Wholesaler today. DISCLOSURE

*Super #1: This is not an offering of any securities for sale in New York.

**Super #2: Brighthouse Shield® Level II 6-Year Annuity, Brighthouse Shield® Level II 3-Year Annuity, and Brighthouse Shield® Level II Advisory Annuity are collectively referred to as “Shield® Level Annuities,” “Shield® Level II Annuities,” “Shield® Annuities,” or “Shield® II Annuities.” Brighthouse Shield Level Pay Plus® II Annuity and Brighthouse Shield Level Pay Plus® II Advisory Annuity are collectively referred to as “Shield Level Pay Plus® Annuities” or “Shield Level Pay Plus® II Annuities.” In this material, Shield Level Annuities and Shield Level Pay Plus Annuities are collectively referred to as “Shield® Level Annuities Product Suite” or “Shield® Level Suite Annuities.” This is not an offering of any securities for sale in New York.

***Super #3: The contract owner can participate in rising markets up to the rate crediting type. Growth opportunities are based on the elected rate crediting type. The performance (Performance Rate) for each Shield Option is determined on the term end date and is based on the index performance, adjusted for the applicable Shield Rate (level of protection) and rate crediting type. The issuing insurance company will absorb losses up to the level of protection in falling markets. The account value will be reduced by any negative index performance beyond the elected level of protection. If the Fixed Account is not elected, there could be a substantial loss if the index declines more than the level of protection. Availability of the Fixed Account may vary by state. This is not an offering of any securities for sale in New York.

DISCLOSURE:

This is not an offering of any securities for sale in New York. This communication refers to Brighthouse Shield® Level II 6-Year Annuity, Brighthouse Shield® Level II 3-Year Annuity, Brighthouse Shield® Level II Advisory Annuity, Brighthouse Shield Level Pay Plus® II Annuity, and Brighthouse Shield Level Pay Plus® II Advisory Annuity, collectively referred to as “Shield® Level Annuities Product Suite” or “Shield® Level Suite Annuities.” These products are index-linked annuities issued by, with product guarantees solely the responsibility of, Brighthouse Life Insurance Company, Charlotte, NC 28277, on Policy Form 5-213-1 (07/24) (“Brighthouse Financial”). The Shield Level Annuities Product Suite is distributed by Brighthouse Securities, LLC (member FINRA). All are Brighthouse Financial affiliated companies. The Shield Level Annuities Product Suite has charges, termination provisions, and terms for keeping it in force. Please contact a financial professional for complete details. Product availability and features may vary by state or firm. Brighthouse Financial® and its design are registered trademarks of Brighthouse Financial, Inc. and/or its affiliates.

The Shield Level Annuities Product Suite is registered with the SEC. Before you invest, you should read the prospectus in the registration statement and other documents Brighthouse Life Insurance Company has filed for more complete information about the company and the product. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. You may also request a prospectus from your financial professional or directly from Brighthouse Financial at (888) 243-1932 or brighthousefinancial.com.